[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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	1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol Airtrax, Inc. (AITX)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _x__ Director ___ 10% Owner __x_ Officer (give title below) ___ Other (specify below) President	(Last) (First) (Middle) Amico, Peter	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	4. Statement for Month/Day/Year 2/7/03							(Street) 870-B Central Ave
	5. If Amendment, Date of Original (Month/Day/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person		(City) (State) (Zip) Hammonton, NJ 08037				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
	1. Title of Security (Instr. 3)		2. Transaction Date (Month/Day/Year)			2A. Deemed Execution Date, if any(Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D)(Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I)(Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)	Code	V
Amount	(A) or (D)	Price				Common stock			02/06/03			A
180,000	A	1/	280,000	D		Common stock
			1,408,892.	I	Held by Arcon Corp., an affiliate	Common stock
			305,737	I	Held as security for a loan	Voting preferred stock
			275,000	I	Held by Arcon Corp., an affiliate

1/ Of the total amount, 20,000 shares were exercised at a total price of $2.00, 50,000 shares were exercised at $0.315 per share, 60,000 shares were exercised at a price of $0.1575 per share, and 50,000 shares were exercised at a total price of $0.01.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)		3A. Deemed Execution Date, if any (Month/Day/Year)			4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exerciseable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
		/s/ Peter Amico **Signature of Reporting Person										2/7/03 Date

Reminder:		Report on a separate line for each class of securities beneficially owned directly or indirectly.
*		If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**		Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:		File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure